Branch 18   40-33

811-02699
- Growth Series
(Growth Value Fund)

AIM INVESTMENTS

PO Box 4333
Houston, TX 77210-4333
11 Greenway Plaza, Suite 100
Houston, TX 77046-1173
713 626 1919

A I M Advisors, Inc.

04052690

November 29, 2004

VIA CERTIFIED MAIL/RRR

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

Re: Filing Pursuant to Section 33 of the Investment Company Act of 1940 by A I M Advisors, Inc. (1940 Act Registration No. 801-12313).

Ladies and Gentlemen:

Pursuant to Section 33 of the Investment Company Act of 1940, we hereby file on behalf of A I M Advisors, Inc., an investment adviser, a copy of one Petition styled ***Petition of James M. McCoy Requesting a Deposition of A I M Advisors, Inc.***, received on or about November 23, 2004.

Sincerely,

Stephen R. Rimes
Assistant General Counsel

Enclosures

cc: Mr. Robert B. Pike, SEC – Fort Worth
Mr. James Perry, SEC – Fort Worth

S:\srr\Litigation\McCoy v AIM Advisors\Corr\L-112904SEC.doc
L-112904 (1) vtt

CAUSE NO.: 416-3113-04

IN RE:	§	IN THE DISTRICT COURT OF
	§	
PETITION OF JAMES M. McCOY	§	
	§	COLLIN COUNTY, TEXAS
REQUESTING A DEPOSITION OF	§	
AIM ADVISORS, INC.	§	416 JUDICIAL DISTRICT

VERIFIED PETITION REQUESTING RULE 202 DEPOSITION BEFORE SUIT

TO THE HONORABLE COURT:

James M. McCoy, Petitioner, requests authority to take the deposition by written questions of the corporate representative of AIM Advisors, Inc. ("AIM") in order to investigate a potential claim or suit as authorized by Texas Rule of Civil Procedure 202(b).

I.

Petitioner is an individual residing in Collin County, Texas. Petitioner seeks to investigate a potential claim in which Petitioner may be a party. In furtherance of this investigation, Petitioner desires to obtain the testimony of the corporate representative of AIM by a deposition on written questions. Service of process may be had on AIM by service on its registered agent, CT Corporation System, 1021 Main Street, Suite 1150, Houston, Texas, 77002.

II.

The subject matter of the claim being investigated is whether the AIM Value Fund which is a Mutual Fund invested in by Petitioner, and which is managed by AIM, failed to claim the available proceeds, to which it was entitled, of several securities class action lawsuit settlements.

FILED

04 NOV 18 AM 8:09

Petitioner is investigating whether the AIM Value Fund (the "Fund") filed and/or sought to obtain recovery of such proceeds in those settlements because the Fund's failure to claim such proceeds would have lessened the value of the Fund, which was invested in by Petitioner and would have damaged Petitioner in an amount yet to be determined.

III.

The name(s), addresses and telephone numbers of certain persons who may have interests adverse to Petitioners cannot be ascertained through diligent inquiry as of this time.

IV.

Petitioner seeks to depose a corporate representative of AIM, which maintains its headquarters at P.O. Box 4333, Houston, Texas 77201-4333, and whose telephone number is (800) 347-4246. The substance of the testimony Petitioner expects to elicit from said corporate representative by deposition on written questions includes: (1) whether the Fund received notices of class action settlements in which it was entitled to participate; (2) the identity of class action settlements for which the Fund received such a notice; (3) and, of those settlements, in which of those settlements did said Fund make claims as to the proceeds of such settlements.

V.

Petitioner desires to obtain this testimony because there exists no alternative known ways to obtain this information. Written requests to AIM for this information have gone unanswered.

The requested deposition on written questions may prevent a failure and/or delay of justice in this investigation and/or claim.

FOR THE REASONS STATED, Petitioner requests that the Court set this matter for hearing and upon same find that allowing the Petitioner to take the requested deposition may prevent a failure or delay of justice in the anticipated suit. Petitioner further requests that the Court issue an Order authorizing Petitioner to take the deposition on written questions of a corporate representative of AIM Advisors, Inc. as manager of the AIM Value Fund at a time and place to be specified by the Court or at a time and place to specified by the Petitioner in a deposition notice as required by the Texas Rules of Civil Procedure. Petitioner further requests such other and further relief to which Petitioner may be justly entitled.

Respectfully submitted,

GIBSON, McCLURE, WALLACE & DANIELS, L.L.P.

Dennis D. Gibson
State Bar No.: 07861300
8080 North Central Expressway
Suite 1300, L.B. 50
Dallas, Texas 75206-1838
(214) 891-8040
(214) 891-8010 - Telecopy

STATE OF TEXAS §
§ **VERIFICATION**
COUNTY OF DALLAS §

BEFORE ME, the undersigned Notary Public, on this day personally appeared James M. McCoy, and after being duly sworn stated under oath that he is the Petitioner in this matter; that he has read the above petition and that every statement contained in the petition is within his personal knowledge and is true and correct.

James M. McCoy

SUBSCRIBED AND SWORN TO BEFORE ME on 17th day of Nov. 2004

CARLA F GILBERT
Notary Public, State of Texas
My Comm. Expires 4-23-2006

NOTARY PUBLIC, STATE OF TEXAS

CARLA F GILBERT
TYPED/PRINTED NAME OF NOTARY

My Commission Expires:
4-23-06

CAUSE NO.: ________

IN RE:	§	IN THE DISTRICT COURT OF
	§	
PETITION OF JAMES M. McCOY	§	
	§	COLLIN COUNTY, TEXAS
REQUESTING A DEPOSITION OF	§	
AIM ADVISORS, INC.	§	______ JUDICIAL DISTRICT

DEPOSITION OF AIM ADVISORS, INC. ON WRITTEN QUESTIONS

TO: AIM Advisors, Inc., by and through its agent for service of process, CT Corporation, 1021 Main Street, Suite 1150, Houston, Texas 77002.

Pursuant to Rule 200.1 of the Texas Rules of Civil Procedure, Petitioner, James M. McCoy gives notice of his intent to take the deposition of a corporate representative of Defendant AIM Advisors, Inc. ("AIM"). Pursuant to Texas Rule of Civil Procedure 199.2(b)(1), Petitioner gives notice that the matters upon which examination is requested are as follows:

A. Any and all notices concerning securities class action lawsuits, claims or settlements that AIM Value Fund and/or AIM, their custodians, agents or appointees to receive such notices have received from any source from January 1, 2000 to the present, which relate to any security held by the AIM Value Fund.

B. All class action lawsuits and/or settlements in which AIM Value Fund and/or AIM, their agents or anyone acting on their behalf have filed settlement proceed claim forms, proof of claims or in which they have otherwise sought to receive any benefit from any class action lawsuit or settlement from January 1, 2000 to the present on behalf of the AIM Value Fund.

Pursuant to Rule 199(b)(1) AIM is required, a reasonable time before the deposition, to designate one or more individuals to testify on AIM'S's behalf and to set forth as to each individual designated, the matters on which the individual will testify. Each individual designated must testify as to the matters that are known or reasonably available to AIM.

The direct questions to be propounded to the witness are attached hereto on Exhibit A.

Respectfully submitted,

GIBSON, McCLURE, WALLACE & DANIELS, L.L.P.

Dennis D. Gibson
State Bar No.: 07861300

8080 North Central Expressway
Suite 1300, L.B. 50
Dallas, Texas 75206-1838
(214) 891-8040
(214) 891-8003 - Telecopy

EXHIBIT A

DEFINITIONS

1. "AIM Advisors, Inc.," "AIM" and "Defendant" shall mean AIM Advisors, Inc. as well as its agents, custodians, and officers.

2. "You" and "Your" shall refer to AIM Advisors, Inc. as well as its agents, custodians, and officers.

3. "Notices" and "Notice" shall mean any notice, announcement, notification, and advisory, written, electronic or otherwise, received by any method.

4. "Fund" shall mean the AIM Value Fund.

QUESTIONS

1. State your name and address.

   RESPONSE:

2. State your employer's name and address.

   RESPONSE:

3. Please state your relationship to and/or title with Defendant?

   RESPONSE:

4. Are you authorized to answer the questions herein contained on behalf of AIM?

   RESPONSE:

5. Are the matters upon which examination is sought herein within your personal knowledge and/or that of the Defendant?

   RESPONSE:

6. If you answered question No. 4 "no," please identify the person or persons who have knowledge of the matters upon which examination is sought herein and explain why a representative from Defendant with knowledge of these matters has not been produced to give testimony in this cause.

RESPONSE:

7. Has AIM and/or the Fund or their agents or custodians received any Notice concerning securities class action lawsuits, claims and/or settlements, from January 1, 2000 to the present, relating to any security held by the Fund?

RESPONSE:

8. If your answer to the previous question was "yes," please identify by recipient, date and lawsuit all such Notices received such notices from any source from January 1, 2000 to the present.

RESPONSE:

9. Please state who received the Notices identified in response to the prior question.

RESPONSE:

10. Have You, or anyone acting on Your behalf, ever filed or otherwise submitted a settlement claim form or proof of claim related to a securities class action lawsuit and/or settlement on behalf of the Fund from January 1, 2000 to the present?

RESPONSE:

11. If your answer to the previous question was "yes," please identify by maker, date and lawsuit all such claims filed from January 1, 2000 to the present.

RESPONSE:

12. Please identify all class action lawsuits and/or settlements in which You, Your agents or anyone acting on Your behalf, has filed a settlement claim form or proof of claim on behalf of the Fund from January 1, 2000 to the present?

RESPONSE:

13. Please identify by lawsuit, maker and date all class action lawsuits and/or settlements in which You, Your agents or anyone acting on Your behalf, has sought to receive any payment.

RESPONSE:

CAUSE NO.: ________

IN RE:	§	IN THE DISTRICT COURT OF
	§	
PETITION OF JAMES M. McCOY	§	
	§	COLLIN COUNTY, TEXAS
REQUESTING A DEPOSITION OF	§	
AIM ADVISORS, INC.	§	______ JUDICIAL DISTRICT

ORDER SETTING HEARING DATE

IT IS ORDERED THAT THE HEARING ON Petitioner's Petition requesting Rule 202 Deposition Before suit is set for hearing at 9:00 o'clock A.m. on the 14th day of January, 2005 in the courtroom of the above-captioned Court in Collin County, Texas.

Signed this 18 day of Nov, 2004.

____
JUDGE PRESIDING